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                                                                   Exhibit 23.2



CONSENT OF DELOITTE AND TOUCHE


We consent to the use in this Amendment No. 2 to Registration Statement
No. 333-101682 of Ashanti Goldfields Company Limited of our report, dated
March 5, 2003 (which report expresses an unqualified opinion and includes an explanation paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of profit/loss attributable to shareholders and the determination of shareholders' equity) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.



/s/ Deloitte & Touche
DELOITTE & TOUCHE
Accra, Ghana
26 March 2003